UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

NEXTEL COMMUNICATIONS, INC.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

65332V103

(CUSIP Number)

Carol Forsyte

Motorola, Inc.

1303 East Algonquin Road

Schaumburg, IL 60196

(847) 576-7646

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Schedule 13D

CUSIP No. 65332V103	Page 1 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Motorola, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    SOLE VOTING POWER

70,167,768 (Includes 29,053,780 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock — See Item 5; and up to 25,000,000 shares which are subject to forward sale and pledge agreements — See Item 6)

  8.    SHARED VOTING POWER

7,023,000 (Includes 606,220 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock — See Item 5)

  9.    SOLE DISPOSITIVE POWER

70,167,768 (Includes 29,053,780 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock — See Item 5; and up to 25,000,000 shares which are subject to forward sale and pledge agreements — See Item 6)

10.    SHARED DISPOSITIVE POWER

7,023,000 (Includes 606,220 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock — See Item 5)

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

77,190,768 (Includes 29,660,000 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock — See Item 5; and up to 25,000,000 shares which are subject to forward sale and pledge agreements — See Item 6)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.95%
14.	TYPE OF REPORTING PERSON CO

Schedule 13D

CUSIP No. 65332V103	Page 2 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Motorola Canada Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0- 8. SHARED VOTING POWER 5,000,000 (See Item 5) 9. SOLE DISPOSITIVE POWER -0- 10. SHARED DISPOSITIVE POWER 5,000,000 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.46%
14.	TYPE OF REPORTING PERSON CO

Schedule 13D

CUSIP No. 65332V103	Page 3 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Motorola SMR, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable.
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    SOLE VOTING POWER

                -0-

  8.    SHARED VOTING POWER

2,023,000 (Includes 606,220 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock — See Item 5)

  9.    SOLE DISPOSITIVE POWER

                -0-

10.    SHARED DISPOSITIVE POWER

2,023,000 (Includes 606,220 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock — See Item 5)

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,023,000 (Includes 606,220 shares of Class B Non-Voting Common Stock which in certain circumstances are convertible into Class A Common Stock — See Item 5)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.19%
14.	TYPE OF REPORTING PERSON CO

Schedule 13D

CUSIP No. 65332V103	Page 4 of 14 Pages

Item 1. Security and Issuer.

AMENDMENT NO. 6 TO SCHEDULE 13D

This Amendment No. 6 (“Amendment”) relates to the Class A Common Stock, par value $0.001 per share (the “Nextel Class A Common Stock”), of Nextel Communications, Inc., a Delaware corporation (“Nextel”). The Report on Schedule 13D filed by Motorola dated August 7, 1995, as amended by Amendment No. 1 dated May 10, 1996, Amendment No. 2 dated July 29, 1999, Amendment No. 3 dated April 6, 2001; Amendment No. 4 dated March 3, 2003 and Amendment No. 5 dated September 30, 2004 (hereinafter collectively referred to as “Motorola Schedule 13D”), is hereby amended and supplemented as set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Motorola Schedule 13D.

The percentage of Nextel Class A Common Stock reported in this Amendment as being beneficially owned by Motorola, Inc. (“Motorola”), Motorola SMR, Inc. (“Motorola SMR”) and Motorola Canada Limited (“Motorola Canada”) is based upon the number of outstanding shares of common stock on October 29, 2004 as identified in Nextel’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.

Item 2. Identity and Background.

Item 2 is amended and restated to read as follows:

(a) - (c), (f) This statement is being filed by Motorola, Inc., a Delaware corporation (“Motorola”), Motorola SMR, Inc., a New Jersey corporation and wholly-owned subsidiary of Motorola (“Motorola SMR”), and Motorola Canada Limited, a corporation organized under the laws of Canada and a wholly-owned subsidiary of Motorola (“Motorola Canada”).

Motorola’s principal executive offices are located at 1303 East Algonquin Road, Schaumburg, Illinois 60196.

Motorola is a global leader in wireless, broadband and automotive communications technologies and embedded electronic products.

•	Wireless

Handsets: Motorola is one of the world’s leading providers of wireless handsets, which transmit and receive voice, text, images and other forms of information and communication.

Wireless Networks: Motorola also develops, manufactures and markets public and enterprise wireless infrastructure communications systems, including hardware, software and service.

Mission-Critical Information Systems: In addition, Motorola is a leading provider of customized, mission-critical radio communications and information systems.

•	Broadband

Motorola is a global leader in developing and deploying end-to-end digital broadband entertainment, communication and information systems for the home and office. Motorola broadband technology enables network operators and retailers to deliver products and services that connect consumers to what they want, when they want it.

Schedule 13D

CUSIP No. 65332V103	Page 5 of 14 Pages

•	Automotive

Motorola is the world’s market leader in embedded telematics systems that enable automated roadside assistance, navigation and advanced safety features for automobiles. Motorola also provides integrated electronics for the powertrain, chassis, sensors and interior controls.

On December 2, 2004, Motorola completed the separation of Freescale Semiconductor, Inc. (“Freescale Semiconductor”) from Motorola by distributing Motorola’s remaining equity interest in Freescale Semiconductor to Motorola shareholders. Freescale Semiconductor is comprised of the former semiconductor operations of Motorola.

The names, business addresses and present principal occupations of the directors and executive officers of Motorola are set forth in the attached Appendix 1, which is incorporated herein by reference. To the best of Motorola’s knowledge, all directors and executive officers of Motorola are citizens of the United States unless otherwise noted.

Motorola SMR is a wholly-owned subsidiary of Motorola which contributed its assets to Nextel in conjunction with the Merger (as defined in Item 3 of the Motorola Schedule 13D) and is now engaged in no business other than holding shares of Nextel Common Stock (as defined in Item 3 of the Motorola Schedule 13D). Motorola SMR’s executive offices are located at 1303 East Algonquin Road, Schaumburg, Illinois 60196. The name, business address and present principal occupation of each of its executive officers and directors are set forth in Appendix 2 hereto. To the best of Motorola SMR’s knowledge, all directors and executive officers of Motorola SMR are citizens of the United States, unless otherwise noted.

Motorola Canada is a wholly-owned subsidiary of Motorola and is principally engaged in the communications and electronics businesses in Canada. Motorola Canada’s executive offices are located at 8133 Warden Avenue, Markham, Ontario Canada L6G 1B3. The name, business address, present principal occupation and citizenship of each of its executive officers and directors are set forth in Appendix 3 hereto.

(d) - (e) None of Motorola, Motorola SMR, Motorola Canada or, to the best of Motorola’s, Motorola SMR’s and Motorola Canada’s knowledge, any of the directors or executive officers listed on Appendices 1 through 3 has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Item 3 is amended to insert the following paragraphs after the ninth paragraph of Item 3.

On December 15, 2004, Nextel and Sprint Corporation (“Sprint”) issued a press release announcing that their boards of directors unanimously approved a definitive agreement for a merger of the two companies (the “Sprint Merger Agreement”). According to the announcement, each Nextel common share will be converted into new company (“Sprint/Nextel”) shares and a small per share amount of cash, with a total value equal to approximately 1.3 shares of Sprint/Nextel common stock. The exact stock/cash allocation will be determined at the closing of the merger in order to facilitate the spin-off of the local telecommunications business of Sprint/Nextel on a tax-free basis (the “ILEC Separation”).

Pursuant to a letter agreement between Motorola, Motorola SMR and Nextel, dated December 14, 2004 (the “2004 Letter Agreement”), Motorola and Motorola SMR agreed to certain restrictions with respect to the Class B Non-Voting Common Stock, par value $0.001 per share, of Nextel held by

Schedule 13D

CUSIP No. 65332V103	Page 6 of 14 Pages

Motorola and Motorola SMR and any shares of non-voting common stock of Sprint/Nextel issued in exchange therefor pursuant to the Sprint Merger Agreement (collectively, the “Class B Shares”). Motorola and Motorola SMR agreed that neither Motorola nor any entity controlled by Motorola will enter into any transaction that constitutes: (i) a direct sale of the Class B Shares, (ii) a forward sale of the Class B Shares or any similar transaction, (iii) any transaction that constitutes a constructive sale of the Class B Shares under Section 1259 of the Internal Revenue Code of 1986, as amended, or any successor statute thereto (the “Code”), (iv) any transaction that constitutes a sale or exchange (or other disposition) of the Class B Shares for U.S. federal income tax purposes, (v) any pledge of the Class B Shares or similar transaction, (vi) any transaction that with the passage of time or upon the occurrence or non-occurrence of an event would give rise, directly or indirectly, to any transaction described in (i) through (v), and (vii) any agreement, understanding, arrangement, or substantial negotiations regarding any such transaction, as determined for purposes of Section 355(e) of the Code and the Treasury Regulations thereunder. The restrictions imposed under the 2004 Letter Agreement terminate upon the earlier to occur of: (i) December 31, 2006, (ii) the second business day following the ILEC Separation, (iii) the termination of the Sprint Merger Agreement and (iv) the second business day following the date of any event which eliminates the ability of Sprint/Nextel to consummate the ILEC Separation on a tax-free basis.

In exchange for the restrictions imposed under the 2004 Letter Agreement, Nextel agreed to pay Motorola a fee of $50,000,000 (the “Consent Fee”) on the third business day following the receipt of the necessary approvals by the stockholders of both Nextel and Sprint to the transactions contemplated by the Sprint Merger Agreement (the “Sprint/Nextel Stockholder Approval”). In the event Motorola elects to enter into certain specified hedging or monitizing transactions pursuant to the terms of the 2004 Letter Agreement, Nextel has agreed to pay Motorola the Consent Fee prior to receipt of the Sprint/Nextel Stockholder Approval so long as such transactions are entered into after January 1, 2005. If paid by Nextel, Motorola agreed to return the Consent Fee to Nextel upon the occurrence of certain events prior to the completion of the Sprint/Nextel merger.

Item 4. Purpose of Transaction.

Item 4 is amended to add the following paragraph as the seventh paragraph of Item 4:

As more fully described in Item 3 above, the 2004 Letter Agreement sets forth certain transfer restrictions with respect to the Class B Shares held by Motorola and Motorola SMR.

The former seventh paragraph of Item 4 is amended and restated to read as follow:

Except in connection with the transactions contemplated by the Contribution and Merger Agreement, the Motorola Stock Purchase Agreement, the Sale Plan, the Block Sale, the Contracts and the 2004 Letter Agreement as described in Item 3 and Item 6 hereof, none of Motorola, Motorola SMR or Motorola Canada has current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of Item 4 of the Schedule 13D. Each of Motorola, Motorola SMR and Motorola Canada does, however, expect to evaluate on an ongoing basis its intentions with respect to Nextel and may determine to pursue one or more of the actions specified in Items (a) through (j).

Item 5. Interest in Securities of the Company.

Item 5 is amended and restated to read as follows:

(a) - (c) Motorola is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of

Schedule 13D

CUSIP No. 65332V103	Page 7 of 14 Pages

1934, as amended (the “Exchange Act”)) of 77,190,768 shares of Nextel Class A Common Stock1 (constituting 6.95% of the total outstanding shares of Nextel’s Class A Common Stock). As to such shares, Motorola may be deemed to exercise sole voting and sole dispositive power with respect to 70,167,768 shares and shared voting and dispositive power as to 7,023,000 shares (including 29,053,780 and 606,220 shares of Class B Non-Voting Common Stock, respectively, which are convertible in certain circumstances into Class A Common Stock).

Motorola SMR is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of 2,023,000 shares of Nextel Class A Common Stock (constituting 0.19% of the total outstanding shares of Nextel’s Class A Common Stock). As to such shares (which includes 606,220 shares of Class B Non-Voting Common Stock which are convertible in certain circumstances into Class A Common Stock), Motorola SMR may be deemed to exercise shared voting and dispositive power.

Motorola Canada is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of 5,000,000 shares of Nextel Class A Common Stock (constituting 0.46% of the total outstanding shares of Nextel’s Class A Common Stock). As to such shares, Motorola Canada may be deemed to exercise shared voting and dispositive power.

None of Motorola, Motorola SMR, Motorola Canada, or any of the individuals in Appendices 1 through 3 has had any transactions in Nextel Class A Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item	6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended to add the following paragraph as the twentieth paragraph of Item 6:

As more fully described in Item 3 above, on December 14, 2004, Motorola, Motorola SMR and Nextel entered into the 2004 Letter Agreement pursuant to which Motorola and Motorola SMR agreed not to dispose of the Class B Shares held by Motorola and Motorola SMR. The restrictions set forth in the 2004 Letter Agreement, if not terminated earlier pursuant to the terms therein, expire on December 31, 2006.

The last paragraph of Item 6 is amended and restated to read as follows:

The foregoing descriptions of the Contribution and Merger Agreement, the Merger Agreement Amendment, the Motorola Stock Purchase Agreement, the Registration Rights Agreement, the Contracts and the 2004 Letter Agreement are summaries and all statements made in this Schedule 13D, as amended, which relate to such agreements are qualified in their entirety by reference to the complete text of each of the Contribution and Merger Agreement, the Merger Agreement Amendment, the Motorola Stock Purchase Agreement, the Registration Rights Agreement, each of the Contracts and the 2004 Letter Agreement which are incorporated herein by reference and copies of which were previously filed or are attached as described below in Item. 7.

[1]	Motorola's beneficial ownership of Nextel Class A Common Stock consists of (i) 47,530,768 shares of Nextel Class A Common Stock and (ii) 29,660,000 shares of Nextel Class A Common Stock deemed to be outstanding under Rule 13d-3(d).

Schedule 13D

CUSIP No. 65332V103	Page 8 of 14 Pages

Item 7. Material to be Filed as Exhibits.

Item 7 is amended to add the following exhibit.

Exhibit 10	Letter Agreement dated December 14, 2004 among Nextel Communications, Inc., Motorola, Inc. and Motorola SMR, Inc.

Schedule 13D

CUSIP No. 65332V103	Page 9 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2004	MOTOROLA, INC.

	By	/s/ David W. Devonshire
	Name:	David W. Devonshire
Executive Vice President and
Chief Financial Officer

Dated: December 20, 2004	MOTOROLA SMR, INC.

	By	/s/ Carol H. Forsyte
	Name:	Carol H. Forsyte
Assistant Secretary

Dated: December 20, 2004	MOTOROLA CANADA LIMITED

	By	/s/ Carol H. Forsyte
	Name:	Carol H. Forsyte
Assistant Secretary

Schedule 13D

CUSIP No. 65332V103	Page 10 of 14 Pages

APPENDIX I

INFORMATION CONCERNING

THE DIRECTORS AND EXECUTIVE OFFICERS OF MOTOROLA

The following table sets forth the name, business address, and principal occupation or employment at the present time for each director and executive officer of Motorola. Unless otherwise noted, each such person is a citizen of the United States. In addition, unless otherwise noted, each such person’s business address is 1303 East Algonquin Road, Schaumburg, Illinois 60196.

DIRECTORS OF MOTOROLA

Edward J. Zander	Chairman of the Board and Chief Executive Officer, Motorola, Inc.

Mike S. Zafirovski	President and Chief Operating Officer, Motorola, Inc.

H. Laurance Fuller	Retired; formerly Co-Chairman of the Board of Directors, BP Amoco, p.l.c. His business address is: Primacy Business Center, 1111 E. Warrenville Road, Suite 257, Naperville, IL 60563.

Judy C. Lewent	Executive Vice President and Chief Financial Officer and President, Human Health Asia, Merck & Co., Inc. Her business address is: Merck & Co., Inc., One Merck Drive, Whitehouse Station, NJ 08889.

Dr. Walter E. Massey	President of Morehouse College. His business address is: Morehouse College, 830 Westview Drive, SW, Atlanta, GA 30314.

Nicholas Negroponte	Chairman of the Massachusetts Institute of Technology Media Laboratory. His business address is: Massachusetts Institute of Technology Media Lab, 20 Ames St. E15-210, Cambridge, MA 02139.

Indra K. Nooyi	President and Chief Financial Officer, PepsiCo, Inc. Her business address is: 700 Anderson Hill Road, Purchase, NY 10577.

John E. Pepper, Jr.	Vice President, Finance and Administration, Yale University; Retired Chairman and Chief Executive Officer, Procter & Gamble Co. His business address is: Procter & Gamble Co., One Procter & Gamble Plaza, Cincinnati, OH 45202.

Samuel C. Scott III	Chairman, President and Chief Executive Officer, Corn Products International. His business address is: Corn Products International, 5 Westbrook Corporate Center, Westchester, IL 60154.

Ron Sommer	Former Chief Executive Officer of Deutsche Telekom AG. His business address is: Deutsche Telekom AG, Griedrich-Ebert-Allee 140, 53113 Bonn, Germany. Citizenship: German.

Douglas A. Warner III	Retired; formerly Chairman of the Board, J.P. Morgan Chase & Co. His business address is: J.P. Morgan Chase & Co., 345 Park Avenue, 11th Floor, New York, NY 10154.

Dr. John A. White	Chancellor, University of Arkansas. His business address is: University of Arkansas, 425 Administration Building, Fayetteville, AR 72701.

Schedule 13D

CUSIP No. 65332V103	Page 11 of 14 Pages

EXECUTIVE OFFICERS OF MOTOROLA, INC.

(WHO ARE NOT ALSO DIRECTORS OF MOTOROLA)

Gregory Q. Brown	Executive Vice President, President and Chief Executive Officer, Commercial Government and Industrial Solutions Sector.

Dennis J. Carey	Executive Vice President, President and Chief Executive Officer, Integrated Electronics Systems Sector.

Eugene A. Delaney	Executive Vice President and President, Global Relations and Resources Organization.

David W. Devonshire	Executive Vice President and Chief Financial Officer.

Ruth A. Fattori	Executive Vice President, Human Resources.

Ronald Garriques	Executive Vice President and President, Personal Communications Sector.

A. Peter Lawson	Executive Vice President, General Counsel and Secretary.

Daniel M. Moloney	Executive Vice President, President and Chief Executive Officer, Broadband Communications Sector.

Adrian R. Nemcek	Executive Vice President, President and Chief Executive Officer, Global Telecom Solutions Sector.

Richard Nottenburg	Senior Vice President and Chief Strategy Officer.

Padmasree Warrior	Senior Vice President and Chief Technology Officer.

Schedule 13D

CUSIP No. 65332V103	Page 12 of 14 Pages

APPENDIX 2

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF MOTOROLA SMR, INC.

The following table sets forth the name, business address, and principal occupation or employment at the present time for each director and executive officer of Motorola SMR, Inc. Unless otherwise noted, each such person is a citizen of the United States. In addition, unless otherwise noted, each such person’s business address is 1303 East Algonquin Road, Schaumburg, Illinois 60196.

DIRECTORS OF MOTOROLA SMR, INC.

David Devonshire	President of Motorola SMR, Inc. Executive Vice President and Chief Financial Officer of Motorola, Inc.

Garth L. Milne	Treasurer of Motorola SMR, Inc. Senior Vice President and Treasurer of Motorola, Inc.

EXECUTIVE OFFICERS OF MOTOROLA SMR, INC.

(WHO ARE NOT ALSO DIRECTORS OF MOTOROLA SMR, INC.)

A. Peter Lawson	Secretary of Motorola SMR, Inc. Executive Vice President, General Counsel and Secretary of Motorola, Inc.

Schedule 13D

CUSIP No. 65332V103	Page 13 of 14 Pages

APPENDIX 3

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF MOTOROLA CANADA LIMITED

The following table sets forth the name, business address, and principal occupation or employment at the present time for each director and executive officer of Motorola Canada Limited. To the best of Motorola Canada Limited’s knowledge, the citizenship of the directors and executive officers is as listed below. In addition, unless otherwise noted, each such person’s business address is 1303 East Algonquin Road, Schaumburg, Illinois 60196.

DIRECTORS OF MOTOROLA CANADA LIMITED

Frank A. Maw	President of Motorola Canada Limited. His business address is: 8133 Warden, Markham, Ontario L6G 1B3. Citizenship: Canadian.

Robert Nichols	Vice President and Director of Business Operations of Motorola Canada Limited. His business address is: 8133 Warden, Markham, Ontario L6G 1B3. Citizenship: Canadian.

Edward J. Hughes	Assistant Treasurer of Motorola Canada Limited. Corporate Vice President and Director of Finance, Global Relations and Resources Organization, of Motorola, Inc. Citizenship: U.S.

EXECUTIVE OFFICERS OF MOTOROLA CANADA LIMITED

(WHO ARE NOT ALSO DIRECTORS OF MOTOROLA CANADA LIMITED)

Garth L. Milne	Treasurer of Motorola Canada Limited. Senior Vice President and Treasurer of Motorola, Inc. Citizenship: U.S.

Paul C. Frew	Vice President and Director of the Government Relations Office of Motorola Canada Limited. His business address is: 8133 Warden, Markham, Ontario L6G 1B3. Citizenship: Canadian.

Mike Hortie	Vice President of Motorola Canada Limited. Director of Sales, Personal Communications Sector, Motorola, Inc. His business address is: 8133 Warden, Markham, Ontario L6G 1B3. Citizenship: Canadian.

Kathleen A. Bryan	Secretary of Motorola Canada Limited. Corporate Vice President, Commercial Government and Industrial Solutions Sector, Motorola, Inc. Citizenship: U.S.